U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                             JP MORGAN CHASE & CO.
___________________________________________________________________________
2.  Name of the person relying on exemption:

                             CTW INVESTMENT GROUP
___________________________________________________________________________
3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON,DC 20036
___________________________________________________________________________
4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


                           CTW INVESTMENT GROUP

RE: PLEASE CONSIDER THE CONFLICTS OF INTERESTS AND OTHER CONCERNS THAT EXIST WITH J.MORGAN DIRECTORS CROWN, FUTTER, COTE AND JACKSON WHEN MAKING YOUR VOTING DECISIONS

May 16, 2013

Dear fellow JPMorgan shareholder:

As you finalize important voting decisions ahead of JPMorgan's 2013 annual shareholder meeting on May 21st, we urge you to consider the extensive web of potential conflicts of interest, as well as other concerns, involving the key directors at the epicenter of the failures of risk oversight and internal control monitoring leading up to the so-called "London Whale" trading debacle. While individually these potential conflicts may not rise to the level of materiality requiring formal disclosure, we believe that taken together, and particularly given the lengthy tenures of many directors, they demand close scrutiny from shareholders.

As outlined in our April 16, 2013 letter to shareholders, we believe the board must take urgent actions to remedy the longstanding weaknesses in the expertise and credibility of our Risk Policy and Audit Committees exposed by the London Whale. Accordingly, in the absence of any genuine efforts by the board to address these concerns, we urge you to vote AGAINST:

     - the re-election of long-time members of the Risk Policy Committee, James S. Crown, Ellen V. Futter and David M. Cote; and

     - Audit Committee chair Laban P. Jackson.

ELLEN FUTTER'S POTENTIAL CONFLICTS OF INTEREST
JPMORGAN AND ITS EXECUTIVES PROVIDE SUPPORT TO THE AMERICAN MUSEUM OF NATURAL HISTORY (AMNH), WHERE FUTTER HAS SERVED AS PRESIDENT SINCE 1993

     - JPMorgan provides credit to the AMNH, including a recent extension of a $20 million line of credit, market making, and the underwriting of a $39 million bond issuance.[i]
     - JPMorgan has given over $3 million to the museum during Futter's board service.[ii]
     - Jamie Dimon's wife, Judith, served on the AMNH Advisory Council from 1998 to 2008[iii] and Jamie and Judith Dimon and the Dimon Foundation have contributed thousands to the museum over the years.[iv]
     - James Staley, who served as Chief Executive of JPMorgan's Investment-Banking Division until he left the company in Jan. 2013[v], is a long time member of the Advisory Council and donor to the Museum.[vi]

FUTTER'S OTHER PUBLIC BOARDS HAVE PROVIDED SUPPORT TO THE AMNH DURING HER
TENURE

     - CONSOLIDATED EDISON: A year after she joined the board in 1997, the CEO[Chair Eugene McGrath, became a trustee of the AMNH's board and of Barnard College's Board, where Futter also served.[vii] The company donated over $2 million during Futter's board tenure.[viii]
     - AMERICAN INTERNATIONAL GROUP: For the majority of Futter's tenure (1999-2008), Maurice "Hank" Greenberg was CEO[Chair.[ix] Greenberg became a trustee at the AMNH in 2000 and remained on the board until 2005.[x] The Starr Foundation, chaired by Greenberg, gave $36 million shortly after Futter joined the board.[xi]
     - VIACOM: During Futter's tenure on the board (2006-2007)[xii], then-CEO[Chair Thomas Freston served as an AMNH trustee, and Viacom donated between $75,000 and $150,000.[xiii]
     - BRISTOL MYERS SQUIBB COMPANY: Bristol-Myers gave over $5 million to the museum during Futter's tenure as director (1990-2005).[xiv] From 1998 to 2001, then-CEO[Chair Charles Heimbold served as an AMNH trustee.[xv]


     1900 L Street, NW, Suite 900  Washington, DC   20036 - 202-721-6060
                         www.ctwinvestmentgroup.com

JAMES CROWN'S POTENTIAL CONFLICTS OF INTEREST
CROWN HAS A POTENTIALLY EXTENSIVE FINANCIAL RELATIONSHIP WITH JPMORGAN

     - Henry Crown & Co., the Crown family's investment company, leases office space to and receives extensions of credit and advisory services from JPMorgan.

THERE ARE MULTIPLE NON-PROFIT TIES BETWEEN CROWN AND JAMIE DIMON

     - Both Jamie Dimon and James Crown served together on the Board of Trustees for the University of Chicago for several years, during which Dimon was already serving as Chair and CEO of JPMorgan.[xvi]
     - In 2008 and 2009 Judith Dimon served alongside Paula Crown as senior trustees of the board of the Latin School of Chicago.[xvii]
     - Paula Crown is a trustee of Conversational International,[xviii] a group to which the JPMorgan Chase Foundation provided the second of two $1 million grants in 2011.[xix]
     - James Crown serves as a trustee of the Museum of Science and Industry in Chicago. JPMorgan was a presenting sponsor of the 31st Annual Columbian Ball in 2011.[xx] Glenn Tilton, a director of the Museum became chairman of JPMorgan's Midwest business and a member of its firm-wide Executive Committee in 2011.[xxi]

DAVID COTE'S POTENTIAL CONFLICTS OF INTEREST
JPMORGAN EXECUTIVES AND DIRECTORS ARE HEAVILY INVOLVED IN "FIX THE DEBT"
COALITION

     - Jamie Dimon and Cote both sit on the CEO Fiscal Leadership Council of Fix the Debt.[xxii] Cote is also a Steering Committee member along with James Lee, Vice Chair and Executive Committee member of JPMorgan.
     - The Fix the Debt organization was founded by Erskine Bowles, the husband of fellow JPMorgan director, Crandall Bowles, and Alan Simpson who led the National Commission on Fiscal Responsibility and Reform on which Cote also served as a commissioner.[xxiii]
     - Media outlets report that key meetings of the group were held at JPMorgan offices[xxiv] and that Jamie Dimon is a key figure in the organization.[xxv]
     - JPMorgan contributed $500,000 to the organization.[xxvi]

JPMORGAN HAS BUSINESS TIES TO HONEYWELL INTERNATIONAL, WHERE COTE HAS SERVED AS CEO SINCE 2002

     - JPMorgan supplies Honeywell and its subsidiaries with extensions of credit and other financial and advisory services. JPMorgan also purchases building safety and security equipment and maintenance services from Honeywell.

   This is not a proxy solicitation.  Please do not send us your proxy card.

LABAN JACKSON'S POOR RECORD OF DIRECTOR SERVICE
SHAREHOLDERS SHOULD ALSO CONSIDER JACKSON'S RECORD AS A BOARD MEMBER AT OTHER COMPANIES BESIDES JPMORGAN:

     - THE HOME DEPOT (2004-2008): As a member of the compensation committee, Jackson was among the directors receiving over 30% investor opposition in 2006[xxvii] as investors recoiled at the $124 million that CEO Nardelli had received in compensation since taking over in 2000. The annual meeting became infamous for the failure of any of the independent directors to turn up to the annual meeting and for Nardelli's refusal to take any general questions from investors.xxviii] The pay backlash and poor shareholder performance under Nardelli led to his resignation a year later and to one of the most exorbitant golden parachutes seen at the time.[xxix]
     - SIRVA (2006-2007): Jackson served on the audit committee.[xxx] The company was suffering from material weaknesses in its internal controls and restatement troubles[xxxi] and in October of 2006 the audit committee replaced its independent auditor. Despite being elected for a two year term, Jackson resigned in September of 2007.[xxxii] SIRVA filed for Chapter 11 bankruptcy the following February.[xxxiii]
     - IPIX CORP. (1999 2006): Jackson served on the audit committee from 1999 until shortly before the company's bankruptcy in 2006. In mid-2004, after the independent auditor raised caution over the company as a "going concern", the audit committee abruptly replaced the auditor.[xxxiv]
       In early 2005, the 2004 10-K was amended to report material weaknesses in internal control over financial reporting.[xxxv] The company continued to decline, reporting $22.4 million in losses in 2005[xxxvi] and $3.8 million in the first quarter of 2006. In July 2006, Jackson resigned along with several other directors, leaving the board with only one audit committee member. The company filed for Chapter 7 bankruptcy in August of 2006.[xxxvii]

THIS TUESDAY, MAY 21ST, SHAREHOLDERS MUST DEMAND HIGH QUALITY, ACCOUNTABLE AND UNAMBIGUOUSLY INDEPENDENT DIRECTORS.

Accordingly, we urge you to vote AGAINST directors CROWN, FUTTER, COTE, AND JACKSON at JPMorgan's annual meeting on May 21, 2013.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members to enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management, and are substantial JPMorgan shareholders. The CtW Investment Group has repeatedly raised concerns with the board's oversight of risk management in a series of letters starting in March 2011, and an in-person meeting in April 2011. For more information, please contact my colleague Michael Pryce-Jones at 202-262-7437 or at michael.pryce-jones@changetowin.org

Sincerely


/S/

Richard W. Clayton III
Research Director, CtW Investment Group
http://www.ctwinvestmentgroup.com


   This is not a proxy solicitation.  Please do not send us your proxy card.

[i] http://www.tcrnyc.org/documents/Refunding%20Revenue%20Bonds%20(American%20
Museum%20of%20Natural%20History),%20Series%202008A%20and%20Series%202008B,
%20June%201,%202012%20Remarketing%20Memorandum.pdf
[ii] American Museum of Natural History Annual Reports 1997 through 2011, Available at: http://digitallibrary.amnh.org/museum/annual_reports
[iii] American Museum of Natural History Annual Reports 1998,2000, 2001, 2006, 2007, Available at: http://digitallibrary.amnh.org/museum/annual_reports
[iv] American Museum of Natural History Annual Reports 2006, 2007, 2008, 2009, 2010, Available at: http://digitallibrary.amnh.org/museum/annual_reports
[v] http://www.bloomberg.com/news/2013-01-08/jpmorgan-s-staley-quits-to-join-
bluemountain-hedge-fund.html[vi] American Museum of Natural History Annual Reports 1998-2010, Available at: http://digitallibrary.amnh.org/museum/annual_ reports
[vii] http://www.sec.gov/Archives/edgar/data/23632/0000950123-98-003462.txt
[viii] American Museum of Natural History Annual Reports 1997 through 2011, Available at: http://digitallibrary.amnh.org/museum/annual_reports
[ix] http://www.sec.gov/Archives/edgar/data/5272/000095011700000873/0000950117
-00-000873.txt
[x] American Museum of Natural History Annual Reports 2000 and 2001, Available at: http://digitallibrary.amnh.org/museum/annual_reports
[xi] http://www.businessweek.com/stories/2005-04-10/aig-what-went-wrong
[xii] http://www.sec.gov/Archives/edgar/data/1339947/000119312508084844/
ddef14a.htm
[xiii] American Museum of Natural History Annual Reports 1997 through 2005, Available at: http://digitallibrary.amnh.org/museum/annual_reports
[xiv] American Museum of Natural History Annual Reports 1992 through 2011, Available at: http://digitallibrary.amnh.org/museum/annual_reports
[xv] http://www.sec.gov/Archives/edgar/data/14272/0000950117-98-000527.txt;
Museum Annual Report 2000, Available at: http://digitallibrary.amnh.org/ museum/annual_reports
[xvi] http://trustees.uchicago.edu/page/current-trustees; http://www-news.
uchicago.edu/releases/04/040304.bankone.shtml
[xvii] http://content.yudu.com/Library/A15p2n/LatinSchoolofChicago/resources/
20.htm
[xviii] http://www.conservation.org/about/team/bod/Pages/default.aspx
[xix] http://www.conservation.org/how/partnership/corporate/Pages/jpmorgan_
chase.aspx
[xx] http://www.msichicago.org/donate/how-to-make-a-gift/columbian-ball/
columbian-ball-2011/
[xxi]http://www.jpmorgan.com/cm/cs?pagename=JPM_redesign/JPM_Content_C/
Generic_Detail_Page_Template&cid=1307139763039&c=JPM_Content_C
[xxii]  http://www.fixthedebt.org/uploads/files/CEO-Fiscal-Leadership-
Council-Membership.pdf
[xxiii] http://www.fixthedebt.org/uploads/files/CEO-Fiscal-Leadership-
Council-Membership.pdf; http://www.fiscalcommission.gov/members
[xxiv] http://nymag.com/daily/intelligencer/2012/11/how-fix-the-debt-won-
over-wall-street.html
[xxv] http://www.washingtonpost.com/business/economy/ceos-warn-obama-congress-
to-avoid-fiscal-cliff/2012/10/18/6aeb7186-1914-11e2-aa6f-3b636fecb829_story.html
[xxvi] http://online.wsj.com/article/SB1000142412788732403140457848140232
6581498.html
[xxvii] http://www.sec.gov/Archives/edgar/data/354950/000110465906038852/
a06-12315_110q.htm#Item4_SubmissionOfMattersToAVoteO_201340 see page 25 for vote results
[xxviii] http://usatoday30.usatoday.com/money/companies/management/2006-
05-25-nardelli_x.htm
[xxix] http://www.nbcnews.com/id/16451112/ns/business-us_business/t/home-depot-
ceo-nardelli-quits/#.UYK6h7WKLmc
[xxx] See page 24 of 2007 proxy statement http://www.sec.gov/Archives/edgar/ data/1181232/000110465907055646/a07-17974_1def14a.htm
[xxxi] http://www.sec.gov/Archives/edgar/data/1181232/000110465907051093/
a07-16409_210k.htm, see Risk Factors, page 12/13
[xxxii] http://www.wnd.com/markets/action/getedgarwindow?accesscode=
110465907070330
[xxxiii] http://www.bizjournals.com/birmingham/stories/2008/02/25/
story8.html?page=all
[xxxiv] http://www.sec.gov/Archives/edgar/data/1088022/
000100579404000490/ipix8k061404.txt
[xxxv] http://www.sec.gov/Archives/edgar/data/1088022/000100579405000
381/ipix10ka042905.txt
[xxxvi] http://www.securitydirectornews.com/general-news/360-firm-ipix-
goes-under
[xxxvii] http://www.securitydirectornews.com/general-news/360-firm-
ipix-goes-under